UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20429

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Wilshire Bancorp, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

9721862107
(CUSIP Number)

Steven S. Koh, Wilshire State Bank, 3200 Wilshire Boulevard, Los Angeles, CA 90010 (213) 427-6571
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 9721862107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Steven S. Koh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 110,000(1)
	8	SHARED VOTING POWER 5,358,311(2)
	9	SOLE DISPOSITIVE POWER 110,000(1)
	10	SHARED DISPOSITIVE POWER 5,358,311(2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,468,311(1)(2)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.66%
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)  Includes 110,000 options to purchase shares of the Issuer’s (as defined below) common stock currently exercisable or exercisable within 60 days.

(2)  Includes the shares of the Issuer’s common stock owned by Koh-Wilshire, LP, The Koh-Wilshire Trust Dated 6/4/2004, Steven Sukhwa Koh 2007 Retained Annuity Trust, Jung Ok Koh 2007 Retained Annuity Trust, and Koh Charitable Foundation.

SCHEDULE 13D

CUSIP No. 9721862107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Jung O. Koh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,358,311(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,358,311(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,358,311(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.52%
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1)  Includes the shares of the Issuer’s common stock owned by Koh-Wilshire, LP, The Koh-Wilshire Trust Dated 6/4/2004, Steven Sukhwa Koh 2007 Retained Annuity Trust, Jung Ok Koh 2007 Retained Annuity Trust, and Koh Charitable Foundation.

SCHEDULE 13D

CUSIP No. 9721862107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Koh – Wilshire, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,586,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,586,426
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,586,426
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.43%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 9721862107

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Steven Sukhwa Koh and Jung Ok Koh Trust dated 9/30/1982
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,586,426
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,586,426
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,586,426
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.43%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 9721862107

PRELIMINARY NOTE

This Amendment No. 6 (this “Amendment”) amends the Amendment No. 5 on Schedule 13D filed by Steven S. Koh with the SEC on October 7, 2010 (“Amendment No. 5”), with respect to the common stock, no par value (the “Common Stock”), of Wilshire Bancorp, Inc., a California corporation (the “Issuer” or “Wilshire Bancorp”).  Capitalized terms used and not defined herein have the meanings set forth in the Amendment.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Amendment No. 5.  Amendment No. 5 is hereby amended as follows:

ITEM 2. IDENTITY AND BACKGROUND.

This Item 2. is hereby deleted in its entirety and replaced with the following:

This Statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Exchange Act:

(i) Steven S. Koh, an individual and a United States citizen,

(ii) Jung O. Koh, an individual and a United States citizen,

(iii) Koh-Wilshire, LP, a Nevada limited partnership (the “Partnership”), and

(iv) Steven Sukhwa Koh and Jung Ok Koh Trust dated 9/30/1982.

The four persons listed above are referred to herein collectively as the “Reporting Persons.”  The address of the principal business office of each of the Reporting Persons is 3250 Wilshire Blvd., Suite 2150, Los Angeles, California 90010.

Steven S. Koh’s principal employment is as Chairman of Pacific Steel Corporation, a steel import and export business with its principal office located at 3250 Wilshire Blvd., Suite 2150, Los Angeles, California 90010.

Jung O. Koh is a homemaker.

Mr. and Mrs. Koh (or collectively, the “Kohs”) formed the Partnership under the laws of the State of Nevada on June 3, 2005.  The Partnership, which is authorized to engage in any business activity which may lawfully be conducted by a Nevada limited partnership, is governed by a Limited Partnership Agreement, dated January 5, 2006, and as amended (the “Partnership Agreement”).  The general partner of the Partnership is the Steven Sukhwa Koh and Jung Ok Koh Trust dated 9/30/1982 (the “Koh Trust”).  The Koh Trust was established under the laws of the State of California.  The business and affairs of the Koh Trust are managed by its trustee, Mr. Koh.  The Koh Trust, as general partner of the Partnership, has exclusive management and control of the business of the Partnership, and all decisions regarding the management and affairs of the Partnership are made by the general partner.  The Koh Trust owns a 1.0% percentage interest, as general partner, and a 1.0% percentage interest, as a limited partner, in the Partnership. The remaining partnership interests are held by various trusts established primarily for the use and benefit of the Kohs’ children, as limited partners.  Under the Partnership Agreement, transfers of interests in the Partnership are subject to the approval of a majority in interest of the general partners and a right of first refusal in the Partnership and the other partners, except that certain permitted transfers, including, without limitation, to lineal descendents of the partners, are not subject to such restrictions.

The 5,358,311 shares (collectively, the “Shares”) of Wilshire Bancorp Common Stock reported as beneficially owned by Mr. and Mrs. Koh include the (i) 4,586,426 shares held by the Partnership, (ii) 225,900 shares held by the Koh Charitable Foundation, a Delaware not-for-profit corporation and a 501(c)(3) tax exempt organization, (iii) 1,145 shares held by the Steven Sukhwa Koh 2007 Retained Annuity Trust, (iv) 1,145 shares held by the Jung Ok Koh 2007 Retained Annuity Trust, and (v) 543,695 shares held by the Koh Wilshire Trust Dated 6/4/2004.  Additionally, Mr. Koh holds sole voting and dispositive power over 110,000 options to purchase shares of Issuer’s Common Stock.  Mr. and Mrs. Koh disclaim beneficial ownership of the shares of Wilshire Bancorp Common Stock held by the Charitable Foundation, except to the extent of their pecuniary interest therein.

SCHEDULE 13D

CUSIP No. 9721862107

ITEM 4. PURPOSE OF TRANSACTION.

First paragraph of Item 4 is hereby deleted in its entirety and replaced with the following two paragraphs:

This Amendment No. 6 is being filed to reflect the dilution of the Reporting Persons’ ownership interests in Wilshire Bancorp due to its recent public offering of Common Stock.  Prior to the public offering, Wilshire Bancorp had 29,477,638 shares of common stock issued and outstanding.  On May 17, 2011, Wilshire Bancorp issued an additional 41,818,140 shares of Common Stock in its public offering, resulting in an aggregate of 71,291,614 shares of Wilshire Bancorp Common Stock outstanding as of October 31, 2011.   As a result of the public offering, the collective ownership interests of the Reporting Persons has decreased from 18.17%, as of the date of Amendment No. 5, to 7.66%.

In addition, this Amendment No. 6 is being filed to reflect the transfer of the Partnership’s ownership interests from the Kohs to the various trusts listed in Item 2 hereof.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Paragraph (a) of Item 5 of Amendment No. 5 is hereby deleted in its entirety and replaced with the following:

(a)           As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners, within the meaning of Rule 13d-3 of the Exchange Act, of Wilshire Bancorp Common Stock in the following amounts and percentages, based on 71,291,614 shares of Wilshire Bancorp Common Stock outstanding as of October 31, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2011:

(i)            Steven S. Koh: 5,468,311 shares, or 7.66%, of the Common Stock outstanding, which ownership includes the shares of Common Stock listed in (iii) - (iv) below;

(ii)           Jung O. Koh: 5,358,311 shares, or 7.52%, of the Common Stock outstanding, which ownership includes the shares of Common Stock listed in (iii) - (iv) below;

(iii)          the Partnership: 4,586,426 shares, or 6.43%, of the Common Stock outstanding; and

(iv)          the Koh Trust:  4,586,426 shares, or 6.43%, of the Common Stock outstanding.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A –   Joint Filing Agreement by and among Steven S. Koh, Jung O. Koh, Koh-Wilshire, LP, and Steven Sukhwa Koh and Jung Ok Koh Trust dated 9/30/1982, dated as of May 17, 2011.

SCHEDULE 13D

CUSIP No. 9721862107

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2012

/s/ Steven S. Koh
Steven S. Koh

/s/ Jung O. Koh
Jung O. Koh

KOH–WILSHIRE LP

By:	/s/ Steven S. Koh
Steven S. Koh, Trustee of Steven Sukhwa Koh and Jung Ok Koh Trust dated 9/30/1982, the General Partner

STEVEN SUKHWA KOH AND JUNG OK KOH TRUST DATED 9/30/1982

By:	/s/ Steven S. Koh
Steven S. Koh, Trustee

EXHIBIT A

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT (this “Agreement”), dated as of May 17, 2011, among Steven S. Koh, Jung O. Koh, Koh-Wilshire, LP, and Steven Sukhwa Koh and Jung Ok Koh Trust dated 9/30/1982, (collectively, the “Joint Filers”).

W I T N E S S E T H

WHEREAS, as of the date hereof, each of the Joint Filers is filing a Schedule 13D/A under the Securities Exchange Act of 1934 (the “Exchange Act”) with respect to securities of Wilshire Bancorp, Inc. (the “Schedule 13D/A”);

WHEREAS, each of the Joint Filers is individually eligible to file the Schedule 13D/A;

WHEREAS, each of the Joint Filers wishes to file the Schedule 13D/A and any amendments thereto jointly and on behalf of each of the Joint Filers, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

1.            The Joint Filers hereby agree that the Schedule 13D/A is, and any amendments thereto will be, filed on behalf of each of the Joint Filers pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

2.            Each of the Joint Filers hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, it is responsible for the timely filing of the Schedule 13D/A and any amendments thereto, and for the completeness and accuracy of the information concerning it contained therein, and is not responsible for the completeness and accuracy of the information concerning any of the other parties contained therein, unless it knows or has reason to know that such information is inaccurate.

3.            Each of the Joint Filers hereby agrees that this Agreement shall be filed as an exhibit to the Schedule 13D/A, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed individually or by their respective directors hereunto duly authorized as of the day and year first above written.

/s/ Steven S. Koh
Steven S. Koh

/s/ Jung O. Koh
Jung O. Koh

KOH–WILSHIRE LP

By:	/s/ Steven S. Koh
Steven S. Koh, Trustee of Steven Sukhwa Koh and Jung Ok Koh Trust dated 9/30/1982, the General Partner

STEVEN SUKHWA KOH AND JUNG OK KOH TRUST DATED 9/30/1982

By:	/s/ Steven S. Koh
Steven S. Koh, Trustee